UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                            SCHEDULE 13D/A

                Under the Securities Exchange Act of 1934
                          (Amendment No. 9)*

                         Commerce Group Corp.
                          (Name of Issuer)

                     Common Shares, $0.10 Par Value
                     (Title of Class of Securities)

                              200654-10-1
                            (CUSIP Number)

                           Edward A. Machulak
                               President
                          Commerce Group Corp.
                         6001 North 91st Street
                     Milwaukee, Wisconsin  53225-1795
                              (414) 462-5310

              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            August 31, 2009
       (Date of Event, which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss.
240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.
240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D/A

                         CUSIP No. 200654-10-1

------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). General Lumber & Supply Co., Inc. ("General") I.D. No. 39-084-1893

------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [X]

       Edward L. Machulak, deceased, owned approximately
       55% of the common shares of General. Although Mr. Machulak did not combine his ownership of Issuer's common shares with General, the two parties may be defined as being a group. Mr. Machulak in the past has exercised General's voting rights.

   (b) [  ]

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3. SEC Use Only

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4. Source of Funds (See Instructions)

   PF. Paid by cancellation of a promissory note issued and due to Sylvia Machulak (SM) by General.


------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A

------------------------------------------------------------------------
6. Citizenship or Place of Organization

   General presently is chartered as a State of Wisconsin corporation.

------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power

   Common shares owned by General prior to this transaction:  3,213,600
   Common shares disposed of in this transaction:             3,213,600
                                                              ----------
   Total common shares owned as of this date:                         0

------------------------------------------------------------------------

8. Shared Voting Power

   None claimed - refer to number 2 above.

------------------------------------------------------------------------

9. Sole Dispositive Power

   Same as number 7 above.

------------------------------------------------------------------------

10. Shared Dispositive Power

    None; reference is made to number 2 above.

------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    After the disposition of 3,213,600 of Issuer's common shares by General, zero shares are owned by General.

------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    Excluded are the common shares owned personally by Edward L.
    Machulak, deceased and the Edward L. Machulak Rollover Individual Retirement Account (ELM RIRA).

------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    As of August 31, 2009, the Issuer's total issued and outstanding common shares amount to 30,750,869, and General has 0% ownership.


------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    General is a Wisconsin corporation which is in the business of selling lumber, millwork, hardware, windows, and related building materials on a wholesale and retail level. Its category is other:
    OO.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $0.10, of Commerce Group Corp., a Wisconsin corporation ("Commerce" or "Issuer"). The principal executive offices of the Issuer are located at 6001 North 91st Street, Milwaukee, Wisconsin 53225-1795.

The class of securities disposed of by General to which this statement relates to is 3,213,600 of the Issuer's common shares, $0.10 par value.


Item 2.  Identity and Background

This statement is being filed by General, a Wisconsin-chartered corporation, whose business and principal offices are located at 6001 North 91st Street, Milwaukee, Wisconsin 53225-1795. Its principal business is wholesaling and retailing lumber, millwork, hardware, windows, and building materials.

Item 3.  Source and Amount of Funds or Other Consideration

The 3,213,600 common shares were assigned to SM in cancellation of a promissory note with a principal balance of $311,600 due to SM by General.

Item 4.  Purpose of Transaction

The disposition of the Issuer's common shares was a decision made by the directors of General to pay the debt due to SM.

General has not, except as noted herein, formulated any other plans or proposals which may have or which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as disclosed herein;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries (although the Issuer has publicly announced that it is interested in a merger, acquisition, or a business combination);

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, by-laws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above;

It is possible that, at a future date, General personally may acquire the Issuer's common shares through the open market or privately negotiated transactions. Any such future decision will be made by General in light of the then current financial condition and prospects of the Issuer, the market price of the stock, General's financial condition, and other relevant factors.

Item 5.  Interest in Securities of the Issuer

(a) Prior to the disposition of the 3,213,600 common shares on August 31, 2009, General was the beneficial owner of 3,213,600 of the Issuer's shares. Therefore, on the date of this filing, General does not own any of the Issuer's 30,750,869 common shares issued and outstanding.

    Mr. Edward L. Machulak, deceased, was a director of General and owned approximately 55% of General's common shares. Mr. Machulak, deceased, was also Director, President and Treasurer of the Issuer. Mr. Machulak's personal ownership of the Issuer's common shares as of this date is as follows:

    Common shares owned by ELM, deceased                 1,291,072
    Common shares owned by the ELM RIRA                  2,353,670
                                                         ---------
    Total common shares owned by ELM, deceased,
     and the ELM RIRA                                    3,644,742

(b) Mr. Edward L. Machulak, deceased, a former Director, President, and Treasurer of the Issuer, and a director and controlling shareholder of General, retained the voting power of the Issuer's common shares owned by General. Mr. Machulak, together with General, may comprise a group within the meaning of Section 13(d)3 of the Securities Act. Thus, his common shares, as described in Item 5(a), combined with General's, could result in the following stock ownership:

    General's ownership of the Issuer's common
    shares, after the disposition of the
    3,213,600 common shares on this date                             0

    Mr.  Machulak's ownership of the Issuer's common
    shares, including his RIRA                               3,644,742
                                                             ---------
    Total common share ownership as of the date of this
    filing                                                   3,644,742

    Issuer's common shares issued and outstanding as of
    this date                                               30,750,869

    Percentage of the common share ownership of General
    and Edward L. Machulak, deceased                            11.85%

    In the event the following were deemed to be a part of the group, then the following results would be applicable:

    Common share ownership of  Sylvia Machulak, wife of
    Mr. Machulak, deceased (after acquiring General's
    3,213,600 shares)                                       3,651,786

    Sylvia Machulak Rollover Individual Retirement Account    342,781
                                                            ---------
    Total common share ownership of Sylvia Machulak as of
    the date of this filing                                 3,994,567

    Above combined total ownership of the Issuer's common
    is 7,659,309 common shares or                              24.84%

    Sylvia Machulak and her RIRA disclaim any beneficial ownership.

    To the best of General's knowledge, no associate of General's has a right to acquire, directly or indirectly, any shares of stock other than as stated herein.


(c) To the best of General's belief, there were no transactions within the past 60 days by any of the persons named in response to Item 5(a) that were required to be filed with the U.S. Securities and Exchange Commission.

(d) To the best of General's belief, there is no other person known to have the right to receive or the power to receive dividends or proceeds from any of the common shares and options it owns other than as stated herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no other contracts, arrangements, understandings or relationships with the persons named in Item 2 and with any other person with respect to the securities of the Issuer, except as disclosed herein.

Item 7.  Material to be filed as Exhibits.

Exhibit A

A copy of the Agreement by and between General and SM dated August 31, 2009.

A copy of Sylvia Machulak's Schedule 13D dated August 31, 2009.
(Incorporated by reference as Sylvia Machulak's Schedule 13D dated August 31, 2009 is being filed with the S.E.C. simultaneously with this Schedule 13D/A.)

                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                     GENERAL LUMBER & SUPPLY CO., INC.


                    /s/ Frank J. Kulakowski
August 31, 2009     _____________________________________________
    Date            Frank J. Kulakowski, Executive Vice President